

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2022

Robert R. Franklin, Jr.
Chairman, Chief Executive Officer and President
CBTX, Inc.
9 Greenway Plaza, Suite 110
Houston, TX 77046

   Re: CBTX, Inc.
     Registration Statement on Form S-4
     Filed January 24, 2022
     File No. 333-262322

Dear Mr. Franklin:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed January 24, 2022

CBTX Proposals
CBTX Proposal 2.C: The CBTX additional amendments proposal, page 52

1. We note that the CBTX additional amendments proposal adds a provision to Article VIII of its certificate of formation that "The shareholders of the Corporation shall not have the power to alter, amend, or repeal the bylaws of the Corporation or adopt new bylaws." Please revise to disclose this information in the prospectus summary and at the top of page 138. Also please clarify whether the CBTX bylaws will be amended for consistency therewith and revise your disclosure throughout the filing, as applicable (e.g., on page 144). In this regard, we note that the CBTX bylaw amendment does not appear amend Section 5.04 thereof.

Exclusive Forum, page 138

2.   Refer to the exclusive forum provision in your Form of Amendment to Second Amended and Restated Bylaws attached as Annex F. Please revise to address the following, or tell us why you do not believe you are required to do so:

   •   Please expand your disclosure in the prospectus summary to disclose this provision in the CBTX bylaws amendment.

   •   We note that the exclusive forum provision in the CBTX bylaws amendment provides that "any state or federal court" (emphasis added) located in Harris County in the State of Texas will be the sole and exclusive forum for certain shareholder litigation matters. However, on pages 138 and 150, you respectively disclose that the "state courts located in Harris County" and "any state or federal court located in Jefferson County" will be the sole and exclusive forum for certain shareholder litigation matters. Please revise your disclosures to clearly indicate where any exclusive forum for shareholder litigation matters will be located. Also include disclosure to clarify whether this provision applies to Securities Act or Exchange Act claims. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the CBTX bylaws amendment states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

   We may have further comments based upon your revisions.

Exhibits

3.   We note the statement in Exhibit 99.3 that Stephens "disclaim[s] that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the 'Act'), or the rules and regulations of the Securities and Exchange Commission thereunder (the 'Regulations'), and . . . we disclaim that we are experts with respect to any part of such Proxy Statement/Prospectus and the Registration Statement within the meaning of the term 'experts' as used in the Act or the Regulations."

   Please have Stephens revise the consent to remove this disclaimer, as it appears that Stephens is required to provide a consent under Section 7 of the Securities Act because it provided an opinion that is summarized in and included in the registration statement, and which is attributed to Stephens. Please refer to Securities Act Rule Compliance and Disclosure Interpretation Question 233.02.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance